Exhibit (a)(5)(H)

PRESS RELEASE

Date	1 September 2016

Contact

Investor Relations, Galenica Group: Jörg Kneubühler, CFO

Media Relations, Galenica Group: Christina Hertig, Head Corporate Communications

Media Relations, Vifor Pharma: Beatrix Benz, Head Global Communications & Public Affairs

Subject	Galenica announces Expiration of Cash Tender Offer for Relypsa

Galenica announces Expiration of Cash Tender Offer for Shares of Common Stock of Relypsa

Galenica Group today announced that its tender offer to purchase the outstanding shares of common stock of Relypsa, Inc., (NASDAQ: RLYP) at $32.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, expired at 12:00 midnight New York time, at the end of the day on Wednesday, August 31, 2016. The tender offer was effected by Galenica’s indirect wholly owned subsidiary, Vifor Pharma USA Inc.

The depositary for the tender offer has advised that, as of the expiration of the tender offer, a total of 38,673,841 shares of Relypsa’s outstanding common stock have been validly tendered and not validly withdrawn (not including any shares tendered pursuant to notices of guaranteed delivery), representing approximately 85.6% of Relypsa’s outstanding shares. In addition, the depositary advised that notices of guaranteed delivery have been delivered with respect to 1,842,226 additional shares, representing approximately 4.1% of Relypsa’s outstanding shares. All shares that were validly tendered and not validly withdrawn during the offer period have been accepted for payment. Payment for such shares will be made promptly, in accordance with the terms of the offer.

The condition to the tender offer that a majority of Relypsa’s outstanding shares be validly tendered has now been satisfied, and Galenica intends to complete its acquisition of Relypsa promptly through a merger under Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the merger, each share of common stock of Relypsa not tendered in the tender offer (other than shares held by Relypsa, Galenica or their respective wholly owned subsidiaries and other than shares held by Relypsa stockholders who have properly and validly perfected their statutory appraisal rights in connection with the merger in compliance with Delaware law) will be converted into the right to receive $32.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

For further information, please contact:

Galenica Media Relations: Christina Hertig, Head Corporate Communications Tel.: +41 58 852 85 17 E-mail: media@galenica.com	Galenica Investor Relations: Jörg Kneubühler, Chief Financial Officer Tel.: +41 58 852 85 29 E-mail: investors@galenica.com

Vifor Pharma Media Relations: Beatrix Benz, Head of Global Communications & Public Affairs Tel.: +41 58 851 80 16 E-mail: media@viforpharma.com

Galenica Ltd.

P.O. Box · Untermattweg 8 · CH-3001 Bern

Phone +41 58 852 85 17 · Fax +41 58 852 85 58

media@galenica.com · www.galenica.com

The Galenica Group – excellence in the healthcare market

Date	1 September 2016
Page	2/2
Subject	Galenica announces Expiration of Cash Tender Offer for Relypsa

Galenica is a diversified Group active throughout the healthcare market which, among other activities, develops, manufactures and markets pharmaceutical products, runs pharmacies, provides logistical and database services and sets up networks. With its two Business units Vifor Pharma and Galenica Santé, the Galenica Group enjoys a leading position in all its core business activities. A large part of the Group’s income is generated by international operations. Galenica is listed on the Swiss Stock Exchange (SIX Swiss Exchange, GALN, security number 1,553,646).

Additional information concerning the Galenica Group can be found at www.galenica.com.

Vifor Pharma, a company of the Galenica Group, is a world leader in the discovery, development, manufacturing and marketing of pharmaceutical products for the treatment of iron deficiency. The company also offers a diversified portfolio of prescription medicines as well as over-the-counter (OTC) products. Vifor Pharma, headquartered in Zurich, Switzerland, has an increasingly global presence and a broad network of affiliates and partners around the world.

For more information about Vifor Pharma, please visit www.viforpharma.com.

Relypsa, Inc. is a biopharmaceutical company focused on the discovery, development and commercialisation of polymeric medicines for patients with conditions that are often overlooked and undertreated and can be addressed in the gastrointestinal tract. The Company’s first medicine, Veltassa® (patiromer) for oral suspension, was developed based on Relypsa’s rich legacy in polymer science. Veltassa is approved in the United States for the treatment of hyperkalaemia. Veltassa has intellectual property protection until 2030 in the United States and 2029 in the European Union.

More information is available at www.relypsa.com.

Forward Looking Statements

The statements included in this press release contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections and speak only as of the date they are made. Galenica undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of Galenica, including the following: (a) the risk that the transaction disrupts current plans and operations; (b) difficulties or unanticipated expenses in connection with integrating Relypsa into Galenica; (c) the risk that the acquisition does not perform as planned; and (d) potential difficulties in employee retention. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC or the SIX Swiss Exchange.